UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')
Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	James Ford
b)	Position/status	SVP and Group General Counsel, Legal and Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADS following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$51.6696	297.265

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Maya Martinez-Davis
b)	Position/status	President, US
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADS following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$51.6696	321.087

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Shobie Ramakrishnan
b)	Position/status	Chief Digital and Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADS following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$51.6696	660.089

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Maya Martinez-Davis
b)	Position/status	President, US
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADS following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$52.4700	159.414

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-10
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Elizabeth McKee Anderson
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADS following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$52.7353	29

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-10
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Charles Bancroft
b)	Position/status	Senior Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADS following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$52.7353	349

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-10
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Hal Barron
b)	Position/status	Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADS following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$52.7353	28

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-10
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Anne Beal
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADS following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$52.7353	35

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-10
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Harry Dietz
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$52.7353	35

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-10
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Jeannie Lee
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$52.7353	17

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-10
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Vishal Sikka
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 9 July 2026
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$52.7353	109

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-07-10
f)	Place of the transaction	New York Stock Exchange (XNYS)

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 16, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc